Exhibit 99.1

March 18, 2024

Intended Purchases of Ordinary Shares

in Connection with the Deferred Compensation Plan

Burford Capital Limited (the “Company”), the leading global finance and asset management firm focused on law, today announces a share repurchase program for the Company’s ordinary shares, no par value per share ("Ordinary Shares"), with authorization to repurchase up to a maximum aggregate amount of £5.0 million (the "Program") in connection with future obligations under the Company’s deferred compensation plan (the “Deferred Compensation Plan”). It has been the Company’s practice to purchase Ordinary Shares in the open market from time to time in connection with the Company’s obligations under its employees’ share schemes.

About the Program

●	The Program will be financed through existing cash resources.
●	The Company has appointed Numis Securities Limited ("Numis") to independently manage the Program to repurchase Ordinary Shares on its behalf and within certain defined parameters.
●	Any purchase of Ordinary Shares will be carried out on AIM, a market operated by the London Stock Exchange.
●	The aggregate number of Ordinary Shares acquired by the Company pursuant to the Program shall not exceed the maximum number of Ordinary Shares which the Company is authorized to acquire pursuant to the authority to acquire up to a maximum of 21,895,271 Ordinary Shares as obtained at the Company’s annual general meeting held on July 5, 2023 (the “General Authority”).
●	In accordance with the General Authority, the maximum price paid per Ordinary Share acquired by the Company pursuant to the Program is to be no more than the higher of:
o	105% of the average of the middle market quotations for the five business days immediately preceding the day on which Ordinary Shares are contracted to be acquired; and
o	the higher of the price of the last independent trade and the highest current independent purchase bid for Ordinary Shares on the trading venue where the acquisition is carried out.
●	The Program will commence on the date of this announcement and will continue until the earlier of (i) the expiration of the General Authority and (ii) until the maximum pecuniary amount has been purchased under the Program.
●	Ordinary Shares acquired pursuant to the Program will be initially held by the Company in treasury and, at the Company’s sole discretion, may subsequently be used in connection with the employees’ share schemes, directors’ award plans or other purposes, as the case may be. Ordinary shares held in treasury are not entitled to dividends and have no voting rights at the Company’s annual general meetings.
●	Acquisitions of Ordinary Shares pursuant to the Program will take place in open market transactions and may be made from time to time depending on market conditions, share price and trading volume.
●	The Program will operate in accordance with and under the terms of the General Authority and the parameters of the Market Abuse Regulation 596/2014 and Commission Delegated Regulation (EU) 2016/1052 (in each case, as they form part of UK law pursuant to the European Union (Withdrawal) Act 2018).

●	As of March 18, 2024, the Company’s total issued share capital consisted of 219,316,028 Ordinary Shares, with one voting right per share. The Company holds 350,947 Ordinary Shares in treasury. Therefore, the total number of voting rights in the Company as of March 18, 2024 was 218,965,081.
●	Daily announcements will be made as soon as practicable after each purchase of Ordinary Shares pursuant to the Program and upon completion of the Program.

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Deutsche Numis - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
James Umbers

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Yasmina Benchekroun

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements that are forward-looking, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2022 filed with the US Securities and Exchange Commission on May 16, 2023 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.